

April 30, 2012

Via Email
Mr. Donal L. Mulligan
Executive Vice President and Chief Financial Officer
General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, MN 55426

> **Re:** **General Mills, Inc.**
> **Form 10-K for Fiscal Year Ended May 29, 2011**
> **Filed July 8, 2011**
> **Response Letter Dated March 28, 2012**
> **File No. 1-01185**

Dear Mr. Mulligan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 29, 2011

Notes to Consolidated Financial Statements

Note 12 – Business Segment and Geographic Information, page 78

1.   We note your response to comment 2 in our letter dated February 29, 2012. Please further clarify for us why you do not believe the reporting units included in your U.S. Retail and International operations represent operating segments as defined in FASB ASC 280-10-50-1. Your response should address, but not necessarily be limited to, the following:

  • Your response states that your CFO develops a recommendation for performance expectations and resource allocations at the segment level which is used by your

CEO. Describe this process for us in greater detail. Additionally, considering your CFO's involvement in this process, please explain how you determined that your CFO and CEO do not together constitute a group comprising the chief operating decision maker ("CODM") function as described in FASB ASC 280-10-50-5.

- Your response states that unit managers are not routinely invited to attend the quarterly meetings with the CODM and each of the COOs. Please tell us how often the CODM has communicated with one or more unit manager regarding operating performance since May 29, 2011, and describe the nature of these communications.

- Your response states that the COOs of each segment you have identified are responsible for resource allocations and determination of performance targets across their operating segment at the unit level. Your response also states that the COOs meet with your CEO to review performance which includes discussing the primary drivers of segment performance and the resource allocation decisions the COOs have made. Please provide us with additional detail regarding the nature of these meetings (e.g., the types of decisions that are made, the process in place to address items that require specific actions or follow-up, etc). In addition, please tell us whether your CEO approves resource allocation decisions and performance target determinations made by your COOs.

- Your response states that each COO is the primary contact for discussing all segment budgets, plans, and operating results. Please describe for us more fully the processes through which capital and operating budgets are developed, reviewed and approved. With your response, please describe your CODM's involvement in the budget process and identify the personnel with whom your CODM interacts. Additionally, describe the process through which your budgets are evaluated against actual operating results.

- Your response states that your CODM does not use information provided below the operating segment level to make resource allocation decisions. Please tell us how your CODM makes decisions about resource allocation and performance assessment without considering this information. For example, identify the primary metrics used by your CODM and tell us how those metrics factor into his decision-making process.

2.   Comment 2 in our letter dated February 29, 2012 requested copies of the reports or information for the year ended May 29, 2011. However, we note that the reports you provided appear to be monthly reports from February 2011 and quarterly reports from the third fiscal quarter of 2011. Please explain to us the reason why reports were provided for this different period. Also, please confirm for us that, except for changes in the specific amounts reported, the form and content of the reports you have provided are the same as for the corresponding reports as of May 29, 2011. If that is not the case, provide us with copies of the reports provided to your CODM and board of directors from May 29, 2011.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief